Ryan D. Thomas

rthomas@bassberry.com

(615) 742-7765

January 12, 2015

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

Attention:	Pamela Long Erin Jaskot Dale Welcome Anne McConnell

Re:	New East Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed December 24, 2014 File No. 333-200384

Ladies and Gentlemen:

On behalf of New East Holdings, Inc. (“New Engility”) and Engility Holdings, Inc. (“Engility” and, together with New Engility, the “Companies,” “we,” “our” or “us”), we are concurrently filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-200384) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 20, 2014 and subsequently amended by the above referenced Amendment No. 1 to the Registration Statement on December 24, 2014 in response to the comments of the staff of the Commission (the “Staff”) received by the Company on December 17, 2014. In this letter, we respond to the comments of the Staff contained in the Staff’s letter dated January 7, 2015 (the “Letter”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the amended Registration Statement in paper format, marked to show changes from the Registration Statement filed on December 24, 2014.

Proxy Statement/Prospectus Cover Page

1.	Please revise your proxy statement to clearly and concisely present the structure of the merger and the consideration to be received by both Engility and TASC stockholders. We note that as currently drafted the cover page focuses first on the intended benefits of the merger and the governance structure of the combined entity. Please considering removing or revising such information so that the merger structure and consideration is prominent and clear. Please also clearly state that TASC stockholders will receive approximately 0.019 shares of New Engility common stock for each share of TASC common stock, as disclosed elsewhere in your prospectus. Please also state the approximate per-share value of the Engility and TASC merger consideration, as practicable.

United States Securities and Exchange Commission

January 12, 2015

Response: In response to the Staff’s comments, the Companies have revised their disclosure on the proxy statement/prospectus cover page and pages vii, 18 and 55 of the Registration Statement.

TASC Notice of Solicitation and Written Consent

2.	Please revise the notice to clearly state upfront that written consent is being sought for approval of the TASC merger and approval of the merger agreement and the transactions contemplated thereby. We note that TASC stockholders will not be voting on the Engility/TASC merger, as disclosed on page 134. Please make this clear in the notice and elsewhere in the prospectus as applicable.

Response: In response to the Staff’s comment, the Companies have revised the TASC Notice of Solicitation of Written Consent to clearly state that written consent is being sought for approval of the TASC merger, adoption of the merger agreement and approval of the transactions contemplated thereby.

General

3.	We note your response to prior comment 39 and the revisions to your registration statement. However, as previously requested, please also disclose and discuss why the current Engility stockholders will receive a special cash dividend and address how the amount of the special cash dividend was determined.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 64 of the Registration Statement.

Comparative Per Share Data, page 31

4.	We note the amounts for annual and interim historical net income attributable to Engility per share, basic and diluted, presented here do not agree with amounts in your historical financial statements or your disclosures on page 27. Please clarify or revise as appropriate.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 31 of the Registration Statement.

5.	It appears to us you should present unaudited pro forma net income (loss) per share data for the periods presented that equals the pro forma combined net income (loss) per share data as presented in your unaudited pro forma combined statements of operations for the respective periods on pages 170 and 171 as required by Item 3(f) of Form S-4. Please revise as appropriate.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 31 of the Registration Statement.

6.	It appears to us you should present unaudited pro forma book value per share that equals unaudited pro forma combined shareholders’ equity divided by the total pro forma shares outstanding in New Engility at September 30, 2014 as required by Item 3(f) of Form S-4. Please revise as appropriate.

United States Securities and Exchange Commission

January 12, 2015

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 31 of the Registration Statement.

Opinion of Lazard Freres & Co. LLC, page 90

Selected Precedent Transactions Analysis, page 96

7.	We note that you have omitted the transaction multiple for the November 2009 transaction between KKR/General Atlantic and TASC because it is “not publicly available.” Please note that the public availability of information is not a valid basis for excluding information from your disclosure. Further, we note that this transaction multiple was included in the materials prepared by Lazard and provided to the Engility board on October 28, 2014. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 96 of the Registration Statement.

New Engility’s Board of Directors and Management Following the Mergers, page 111

8.	We note your revisions in response to comment 34 of our letter dated December 17, 2014. Please update your disclosure to provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2014, which is TASC’s last completed fiscal year, for the TASC individuals who will serve as a director or executive officer of the combined entity. See Item 18(a)(7)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on pages 189 through 200 of the Registration Statement.

Material U.S. Federal Income Tax Consequences, page 116

U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Special Cash Dividend, page 118

9.	We note your revisions in response to comment 36 of our letter dated December 17, 2014 and that counsel’s opinion states that the special cash dividend “should” be treated as a separate distribution that is not integrated with the Engility merger. Please revise your disclosure to explain the reason for counsel’s inability to provide a firm opinion on the treatment of the special cash dividend and also describe the degree of uncertainty in the opinion. Please also provide risk factor disclosure or other disclosure as appropriate setting forth the risks to stockholders of the uncertain treatment of the special cash dividend.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on pages 24, 42, 119 and 120.

United States Securities and Exchange Commission

January 12, 2015

Unaudited Pro Forma Combined Financial Information, page 168

Pro Forma Adjustments and Reclassifications, page 173

Note (h), page 175 and Note (cc), page 180

10.	We note your response to prior comment 41. As previously requested, please expand your footnote to disclose the amount of taxable income you will be required to generate to realize the deferred tax asset and clarify whether the significant assumptions you used to evaluate the realization of the deferred tax asset are consistent with the significant assumptions used in the fairness opinions. Also, it is not clear to us how your response that “the valuation allowance is an infrequent and nonrecurring item included in the underlying historical financial statements of TASC that is not directly affected by the transaction” is consistent with your disclosures in note (h) that indicate as a result of the transaction TASC’s deferred tax asset is expected to be fully realized.

Response: In response to the Staff’s comment, the Companies have revised their disclosure in notes (h) and (cc) on pages 177 and 182, respectively, of the Registration Statement.

Note (l), page 176

11.	Please expand your footnote to disclose the outstanding amount of TASC’s first lien term loan and the outstanding amount and related interest rate of TASC’s second lien term loan.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 178 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding the above, please do not hesitate to call me at (615) 742-7765.

Very truly yours,

/s/ Ryan D. Thomas

Ryan D. Thomas, Esq.

cc:

Thomas O. Miiller, Esq., Engility Holdings, Inc.

Jonathan Brooks, Esq., Engility Holdings, Inc.

Frederick S. Green, Esq., Weil, Gotshal & Manges LLP

Jaclyn L. Cohen, Esq., Weil, Gotshal & Manges LLP

Marni J. Lerner, Esq., Simpson Thacher & Bartlett LLP

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